EXHIBIT 99.1
NewsRelease

TransCanada Seeks Change to NEB Mainline Tolls Decision

CALGARY, Alberta – May 1, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today filed an application with the National Energy Board (NEB) for review and variance of the NEB’s decision released March 27, 2013 related to TransCanada’s 2012-2013 restructuring proposal for tolls and service on the Canadian Mainline.

Although the NEB approved all of TransCanada’s 2012/13 costs and some of TransCanada’s proposed changes to its services, the 257-page decision has created a new model for the Mainline’s tolls that is a departure from what TransCanada applied for and from the regulatory framework that has been in place for decades.

The new model establishes fixed firm service tolls until the end of 2017, grants TransCanada pricing discretion for short-term and interruptible services and defers significant costs until the end of the fixed tolls period.  While TransCanada does not accept many of the statements made by the NEB in its decision, it will work within the Board model, subject to NEB approval of certain changes.  As a result, TransCanada has today filed with the NEB an application to review and vary the decision.

Specifically, TransCanada asks the NEB to change a number of components of the decision including:

·	Adjust the five-year Empress to Dawn toll from $1.42/GJ to $1.52/GJ as well as the other tolls that are derived from the long-haul toll
·	Approve tariff revisions required for implementation of the decision model
·	Establish a surcharge methodology for recovery of future new costs that may be imposed during the five-year fixed toll period
·	Change the implementation date of the decision from July 1, 2013 to November 1, 2013

TransCanada believes that an increase in the long-haul Empress to Dawn toll of $1.52/GJ is within the competitive range of tolls and avoids large deferrals of cost collection beyond the five-year fixed toll period. The requested tolls will be a significant reduction from the tolls that have been charged since 2011.

TransCanada has also requested that the NEB decision be implemented November 1, 2013 rather than July 1, 2013 as the intent of the NEB decision is best met by allowing the new tolls and pricing flexibility to go into effect concurrently at the start of the gas year.  For 2013, marketing opportunities for the winter season have now come and gone.  Lowering tolls this July would lower firm revenues while limiting the company’s ability to generate offsetting 2013 discretionary revenues prior to the start of the new gas year.

“Although we don’t agree with the decision, we are trying to work within it,” said Russ Girling, TransCanada’s president and chief executive officer.  “Our Review and Variance Application will seek change of certain elements that will allow us to work within the decision rather than trying to undo the decision.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated April 25, 2013 and 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522